UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For February 25, 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated February 25, 2003  -  Purchase of Own Securities


Bunzl plc: Purchase of Own Shares

Bunzl plc ("Bunzl") announces that it has today purchased for cancellation 180,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 370.5332p per share.

These purchases were made pursuant to the authority that was granted by shareholders at the Annual General Meeting held on 15 May 2002 and are consistent with Bunzl's overall capital management strategy which seeks to maintain an appropriate balance sheet structure. Further purchases may be made from time to time, subject to market conditions and the Company's capital requirements to fulfil its overall strategic priority of growing both organically and by acquisition.


END





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  February 26, 2003                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman